October 7, 2010
VIA EDGAR AND FACSIMILE
Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GlobalOptions Group, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 9, 2010 File No. 001-33700
Dear Ms. Garnett:
     On behalf of our client GlobalOptions Group, Inc. (the “Company”), set forth below is a response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 23, 2010 (the “Staff Letter”) with regard to the above-referenced filing (the “Proxy Statement”).
     In accordance with Ms. Folake Ayoola’s instructions given to us over the telephone, we have not filed an amended preliminary proxy statement with the Commission to include the additional disclosure discussed below, and will file either an amended preliminary proxy statement or a definitive proxy statement, as you deem appropriate, including such additional disclosure following your review of this response letter.
     For ease of reference, the response set forth below is numbered to correspond to the numbering of the comment in the Staff Letter and the comment is reproduced in italicized form below. Unless specifically stated otherwise, the page numbers in the response refer to pages of the Proxy Statement and the defined terms used herein have the definitions given to them in the Proxy Statement.

October 7, 2010

The Stock Purchase Agreement, page 38
1.	It appears that the consideration you will receive under the Stock Purchase Agreement is payable entirely in cash. Please revise your disclosure to discuss the sources of funds LSR will use to finance the consideration payments. If financing is not assured, please revise the proxy statement to include information about LSR as required by Part B of Form S-4, as applicable. Refer to Item 14(c)(1) of Schedule 14A and Instruction 2(a) to Item 14.
     The Company intends to add the following text at the end of the “Consideration” sub-section of the “Stock Purchase Agreement” section (beginning on page 38), and to add comparable disclosure where appropriate in the “Summary Term Sheet” section.
     “LSR Funding
     LSR has informed the Company that three of its affiliates will provide to LSR the total amount of funds necessary to make the consideration payments under the Stock Purchase Agreement due to Sellers at closing, and that each such affiliate has entered into a binding commitment letter with LSR pursuant to which such affiliate has committed to provide, or cause its affiliates to provide, its allotted portion of the funding to LSR. Further, in the commitment letters, each affiliate represented to LSR that it or its affiliates currently possesses either cash or cash equivalents in the required amount of funding. The obligations of the affiliates under the commitment letters are subject only to the satisfaction of each of the conditions to the obligations of LSR to consummate the Bode Transaction. The affiliates consist of two individuals and one investment fund that, following the consummation of the Bode Transaction, will together own a majority equity stake in LSR and control LSR’s board of directors.”
     Based upon the foregoing, the Company respectfully submits that the additional information required by Item 14(c)(1) of Schedule 14A with respect to LSR is not required to be disclosed in the Proxy Statement pursuant to Instruction 2(a) to Item 14A because the consideration payments under the Stock Purchase Agreement will consist solely of cash, the financing of the Bode Transaction is “assured” for purposes of Instruction 2(a) to Item 14A, and the additional information is not material to an informed voting decision.
*     *     *     *     *
     As requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

October 7, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct your questions or comments regarding the Company’s response to the Staff Letter to the undersigned by telephone at (212) 451-2220, by email at rfriedman@olshanlaw.com or by facsimile at (212) 451-2222. Thank you for your assistance.
Sincerely,
/s/ Robert H. Friedman, Esq.
Robert H. Friedman, Esq.
cc:
Harvey W. Schiller, Ph.D., GlobalOptions Group, Inc.
Jeffrey O. Nyweide, GlobalOptions Group, Inc.
Stephen Maloney, 3DRS International, Ltd.
Anthony M. Collura, Esq., Anthony M. Collura, P.C.